Quarterly Investor
Update

Fiscal 4Q17 | 5-2-2018
www.sprint.com/investors



TABLE
of contents

Fiscal Year 2017 Highlights

Operating Income

HIGHEST
in company history

Adjusted EBITDA*

HIGHEST
in eleven years

Net Income
Achieved Net Income for the first time in eleven years


Transforming Cost Structure
4 consecutive years of more than $1 billion of year-over-year reductions[1]


[1] after adjusting for hurricane and other non-recurring charges

Adjusted Free Cash Flow*

POSITIVE
for the second year in a row

Net Additions
HIGHEST
Retail Phone Net Additions in five years


Network
MOST IMPROVED
of any national carrier in fiscal 2017 [2]

Average Download Speeds **Up 36% year-over-year**


[2] Ookla's analysis of Speedtest Intelligence data comparing March 2017 to March 2018 for all mobile results

Message from the CEO

"
In the fourth year of our turnaround, Sprint delivered the best financial results in company history as a result of growing our customer base and continuously improving our cost structure, while significantly improving our LTE network and initiating deployment for the first truly mobile 5G network in the U.S. By executing our turnaround, we have positioned Sprint for strategic opportunities which led to our proposed merger with T-Mobile, which will create an entirely new level of innovation and disruption in the industry.
"

Marcelo Claure

Total
Connections



The company had **44,000 net additions** in the current quarter compared with 368,000 in the year-ago period and 385,000 in the prior quarter.

Sprint ended the quarter with over **54.6 million connections**, including 32.1 million postpaid, 9.0 million prepaid, and 13.5 million wholesale and affiliate connections.

Postpaid net additions were 39,000 during the quarter compared to net losses of 118,000 in the year-ago period and net additions of 256,000 in the prior quarter. The year-over-year increase was primarily driven by higher other device net additions and fewer tablet net losses, while the sequential decrease was primarily driven by lower phone net additions and an increase in tablet net losses. The current quarter included 44,000 net migrations from prepaid to non-Sprint branded postpaid.

Postpaid Net Additions (Losses)
In Thousands



Postpaid Total Churn and Postpaid Phone Churn



Postpaid phone churn of 1.68 percent compared to 1.58 percent in the year-ago period and 1.71 percent in the prior quarter. The year-over-increase was driven by the company's decision to selectively manage both higher ARPU customers and customers rolling off device commitments in order to maximize the net present value of the base. The sequential decrease was impacted by typical seasonality.

Postpaid total churn of 1.78 percent for the quarter compared to 1.75 percent in the year-ago period and 1.80 percent in the prior quarter. The year-over-year increase and sequential decrease were mostly impacted by changes in postpaid phone churn.

Postpaid phone net additions of 55,000 compared to net additions of 42,000 in the year-ago period and 184,000 in the prior quarter. Year-over-year, higher gross additions were partially offset by higher churn, while the sequential decrease was primarily driven by seasonally lower gross additions. The current quarter included 44,000 net migrations from prepaid to non-Sprint branded postpaid.

Postpaid Phone Net Additions
In Thousands



Tablet and other device net losses of 16,000 in the quarter compared to net losses of 160,000 in the year-ago period and net additions of 72,000 in the prior quarter. The year-over-year increase was driven by sales of wearables, combined with lower tablet net losses. Sequentially, the decrease was driven by an increase in tablet net losses. The current quarter included 130,000 tablet net losses, compared to 170,000 in the year-ago period and 69,000 in the prior quarter.

Postpaid Connections
In Millions

■ Phones   ■ Tablets and Other Devices



Average postpaid connections per account of 2.85 at quarter end compared to 2.77 in the year-ago period and 2.83 in the prior quarter. The growth has been driven by higher phones per account, partially offset by tablet losses.



Average Postpaid Connections per Account

4QFY16	1QFY17	2QFY17	3QFY17	4QFY17
2.77	2.78	2.80	2.83	2.85



Prepaid Net Additions
In Thousands

4QFY16	1QFY17	2QFY17	3QFY17	4QFY17
195	35	95	63	170

Wholesale & affiliate net losses were 165,000 in the quarter compared to net additions of 291,000 in the year-ago period and net additions of 66,000 in the prior quarter. The year-over-year and sequential declines were primarily driven by lower connected device net additions, which generally have a lower ARPU than other wholesale & affiliate customers.

Prepaid net additions of 170,000 during the quarter compared to 195,000 in the year-ago period and 63,000 in the prior quarter. The year-over-year decrease was due to 44,000 net migrations from prepaid to non-Sprint branded postpaid. Sequentially, the improvement was mostly driven by higher gross additions and lower churn in the Boost brand.

Prepaid churn was 4.30 percent compared to 4.69 percent for the year-ago period and 4.63 percent for the prior quarter. The year-over-year and sequential improvement was mostly due to lower churn in the Boost brand.

Retail activations were 6.1 million during the quarter compared to 6.0 million in the year-ago period and 7.3 million in the prior quarter. Year-over-year, the increase was driven by higher postpaid gross additions and phone upgrades, partially offset by lower prepaid upgrades. Sequentially, the decrease was primarily driven by seasonally lower postpaid gross additions and postpaid phone upgrades.

Retail Activations
In Millions



Postpaid Upgrades as a Percent of Total Postpaid Subscribers



Postpaid upgrade rate was 6.4 percent during the quarter compared to 6.1 percent for the year-ago period and 9.2 percent for the prior quarter. The sequential decrease was due to seasonality.

Postpaid phone connections on unsubsidized service plans represented 80 percent of the base at the end of the quarter, compared to 74 percent in the year-ago period and 79 percent in the prior quarter.

Postpaid Phone Connections on Unsubsidized Service Plans



Postpaid Device Financing



Postpaid carrier aggregation capable phones, which allow for higher download data speeds, were 93 percent of postpaid phones activated during the quarter, increasing the number of these phones within the phone base to 76 percent.

Postpaid device financing rate was 84 percent of postpaid activations for the quarter compared to 82 percent for the year-ago period and 84 percent in the prior quarter. At the end of the quarter, 47 percent of the postpaid connection base was active on a leasing agreement compared to 38 percent in the year-ago quarter and 45 percent in the prior quarter.

Postpaid phone financing rate was 90 percent of phone activations for the quarter compared to 86 percent for the year-ago period and 89 percent in the prior quarter.

Sprint is building a super-reliable, high-capacity mobile network that will deliver a great LTE experience and enable industry-leading 5G capabilities. The company's Next-Gen Network plan involves:

- Upgrading existing towers to leverage all three of the company's spectrum bands
- Building new macro cell sites
- Adding more small cells including mini-macros, strand mounts with cable operators and Sprint Magic Boxes
- Deploying 5G technologies such as Massive MIMO



With more than 160 MHz of 2.5 GHz spectrum in the top 100 markets, Sprint is one of the only operators in the world with enough capacity to operate LTE and 5G simultaneously using Massive MIMO and huge channels of 100-200 MHz of licensed spectrum on the same radios. Sprint expects to launch the first mobile 5G network in the U.S. in the first half of 2019.

Sprint completed thousands of tri-band upgrades on macro sites, added thousands of outdoor small cells and deployed more than 200,000 Sprint Magic Boxes in fiscal year 2017. These deployments helped drive continued improvement in network quality, as seen in Ookla's Speedtest Intelligence data.

- Sprint saw a 36 percent year-over-year increase in its national average download speed, the largest increase of the top four national carriers.[1]
- Sprint is #1 for fastest average download speed in 100 cities, more than twice as many cities as last year and more than AT&T for the third consecutive quarter.[2]



Average Download Speed Change[1]
Mar '17 to Mar '18

AT&T	Sprint	T-Mobile	Verizon
13%	36%	32%	26%

[1] Based on Ookla's analysis of Speedtest Intelligence data comparing March 2017 to March 2018 for all mobile results.
[2] Based on Ookla's analysis of Speedtest Intelligence data from 1/1/18 to 3/31/18 for all mobile results when comparing cities where the top four national carriers rank.

Financials

Net operating revenues of $8.1 billion for the quarter declined $456 million year-over-year and $156 million sequentially. Both the year-over-year and sequential declines were driven by lower equipment sales and service revenue, partially offset by higher equipment rentals.

Net Operating Revenues
Dollars In Billions



4QFY16	1QFY17	2QFY17	3QFY17	4QFY17
$8.5	$8.2	$7.9	$8.2	$8.1

Wireless Service Revenue
Dollars In Billions



4QFY16	1QFY17	2QFY17	3QFY17	4QFY17
$5.7	$5.7	$5.6	$5.6	$5.6

Wireless service revenue of $5.6 billion declined $171 million year-over-year and $46 million sequentially. The year-over-year reduction was impacted by lower postpaid phone ARPU, partially offset by growth in the postpaid phone customer base. Sequentially, wireless service revenue was relatively flat.

Prepaid Service Revenue
↑ **INCREASED** Year-over-Year
For the second consecutive quarter

Wireline revenues of $344 million for the quarter declined $136 million year-over-year and $49 million sequentially. The year-over-year and sequential declines were primarily driven by lower voice volumes, as the company continues to de-emphasize voice services. The year-over-year decline was also impacted by the annual process of resetting the intercompany rate, based on current market prices for voice and IP services sold to the wireless segment.

Equipment sales of $1.1 billion decreased $500 million year-over-year and $181 million sequentially. The year-over-year decrease was mostly driven by a lower mix of installment billing sales. Sequentially, the decrease was mostly driven by seasonally lower postpaid sales volumes. Sales of used devices to third parties, which have a corresponding impact to cost of products expense and are relatively neutral to Adjusted EBITDA*, were in line with recent quarters.

Equipment Rentals
Dollars In Billions



Equipment rentals, formerly referred to as lease revenue, of $1.1 billion increased $294 million year-over-year and $89 million sequentially. Both the year-over-year and sequential growth were driven by the growing number of leasing customers.

Postpaid Phone Average Billings Per User (ABPU)* of $68.51 for the quarter was relatively flat both year-over-year and sequentially. Year-over-year, higher equipment rentals associated with device financing offset a shift to lower priced rate plans.

Postpaid Phone Average Billings Per User (ABPU)*   ■ Service   ■ Equipment



Cost of services (CoS) of $1.7 billion for the quarter decreased $75 million year-over-year and $72 million sequentially. Year-over-year, the decrease was driven by lower wireline and network expenses. Sequentially, cost of services were relatively flat after adjusting for non-recurring charges of $3 million related to hurricane expenses in the current quarter, as well as $51 million related to a regulatory fee matter and $30 million related to hurricane expenses in the prior quarter.

Cost of Services
Dollars In Billions



Selling, General, and Administrative
Dollars In Billions



Selling, general and administrative expenses (SG&A) of $2.0 billion for the quarter increased by $26 million year-over-year and decreased $80 million sequentially. Year-over-year, a decrease in bad debt expense was offset by increases in postpaid marketing and sales expenses. Sequentially, the decrease was driven by lower bad debt expense and seasonally lower sales expense.

NEARLY **$6B** **REDUCTION** in the last four years in CoS and SG&A[1]

[1] after adjusting for hurricane and other non-recurring charges

Cost of equipment rentals, formerly referred to as loss on leased devices, of $146 million for the quarter increased $5 million year-over-year and $23 million sequentially.

Cost of equipment sales of $1.5 billion for the quarter decreased $493 million year-over-year and $186 million sequentially. The year-over-year decrease was primarily impacted by a lower mix of installment billing sales. The sequential decrease was primarily driven by seasonally lower postpaid sales volumes.

Cost of Equipment Sales
Dollars In Billions



Depreciation and Amortization
Dollars In Billions

- Network and Other
- Equipment Rentals
- Amortization



Depreciation and amortization expense of $2.3 billion for the quarter increased $149 million year-over-year and $86 million sequentially. Equipment rentals depreciation was $1.1 billion in the quarter, $911 million in the year-ago period, and $990 million in the prior quarter.

Operating income of $236 million compared to $470 million in the year-ago period and $727 million in the prior quarter. The current period included a $189 million loss from asset dispositions, and $77 million in severance, exit costs, and litigation settlements. The year-ago period included $100 million primarily related to severance and exit costs, litigation and other contingencies, and contract terminations. The prior quarter included $343 million in favorable settlements for patent infringement lawsuits net of legal fees, $66 million of hurricane-related impacts, a $51 million charge related to a regulatory fee matter, $32 million litigation and other contingencies expense, and $13 million in severance and exit costs. Adjusting for items in each period, operating income would have been relatively flat both year-over-year and sequentially.

Operating Income
Dollars In Billions



Net income of $69 million for the quarter compared to a net loss of $283 million in the year-ago period and net income of $7.2 billion in the prior quarter. The prior quarter included approximately $7.1 billion of non-cash income tax benefit attributable to the re-measurement of the company's deferred tax assets and liabilities due to changes in tax laws.

Adjusted EBITDA*
Dollars In Billions



Adjusted EBITDA* was $2.8 billion for the quarter, compared to $2.7 billion in both the year-ago period and in the prior quarter. Both the year-over-year and sequential improvements were impacted by lower cost of equipment sales and cost of service expenses, partially offset by lower operating revenues. The sequential increase was also driven by lower selling, general and administrative expenses.

Net cash provided by (used in) operating activities^ of $2.7 billion for the quarter compared to negative $523 million in the year-ago period and $2.7 billion in the prior quarter. Year-over-year, the increase was primarily driven by a modification of our accounts receivable facility in February 2017, as well as favorable working capital changes.



Net Cash Provided by (Used In) Operating Activities ^
Dollars In Billions

$2.8 $2.7 $2.7

$1.9

($0.5)

4QFY16   1QFY17   2QFY17   3QFY17   4QFY17



Adjusted Free Cash Flow *^
Dollars In Millions

$368 $420 $397

$80

($240)

4QFY16   1QFY17   2QFY17   3QFY17   4QFY17

Adjusted free cash flow*^ of negative $240 million for the quarter compared to positive $80 million in the year-ago period and positive $397 million in the prior quarter. Year-over-year, the decrease was driven by higher capital spending on leased devices and lower net proceeds of financings related to receivables, and was partially offset by higher cash flows from operations. Sequentially, the decrease was driven by lower net proceeds of financings related to receivables and partially offset by lower capital spending on leased devices.

Cash capital expenditures were $2.7 billion in the quarter compared to $1.6 billion in the year-ago period and $3.2 billion in the prior quarter. The year-over-year increase was driven by higher spending on leased devices as well as higher capital expenditures for network equipment. Sequentially, the decrease was driven by seasonally lower spending on leased devices. Leased device capital expenditures now include purchases in both direct and indirect channels.

^ The Company adopted ASU 2016-15, "Statement of Cash Flows (Topic 230): *Classification of Certain Cash Receipts and Cash Payments*. Certain prior period amounts have been reclassified or restated in accordance with the new standard.



Liquidity and Debt
Dollars In Billions

Total general purpose liquidity was $12.0 billion at the end of the quarter, including $9.0 billion of cash, cash equivalents and short-term investments. Additionally, the company has approximately $427 million of availability under vendor financing agreements that can be used toward the purchase of 2.5GHz network equipment.

FISCAL YEAR
2018
Guidance



**Adjusted
EBITDA***

**$11.3 billion to
$11.8 billion**

$11.6-$12.1B including the
impact of the new revenue
recognition accounting
standard



**Cash
Capex**

**$5.0 billion to
$6.0 billion**

excluding
leased devices

Wireless Operating Statistics (Unaudited)

	Quarter To Date			Year To Date	
	3/31/18	12/31/17	3/31/17	3/31/18	3/31/17
Net additions (losses) (in thousands)					
Postpaid [(a)]	39	256	(118)	424	811
Postpaid phone [(a)]	55	184	42	606	930
Prepaid [(b)]	170	63	195	363	(1,020)
Wholesale and affiliate [(b)]	(165)	66	291	81	2,342
Total wireless net additions	**44**	**385**	**368**	**868**	**2,133**
End of period connections (in thousands)					
Postpaid [(a) (c) (d)]	32,119	31,942	31,576	32,119	31,576
Postpaid phone [(a) (c)]	26,813	26,616	26,079	26,813	26,079
Prepaid [(a) (b) (c) (e) (f) (g)]	8,989	8,997	8,688	8,989	8,688
Wholesale and affiliate [(b) (c) (f)]	13,517	13,642	13,375	13,517	13,375
Total end of period connections	**54,625**	**54,581**	**53,639**	**54,625**	**53,639**
Churn					
Postpaid	1.78%	1.80%	1.75%	1.74%	1.62%
Postpaid phone	1.68%	1.71%	1.58%	1.62%	1.48%
Prepaid [(f)]	4.30%	4.63%	4.69%	4.58%	5.38%
Supplemental data - connected devices					
End of period connections (in thousands)					
Retail postpaid	2,335	2,259	2,001	2,335	2,001
Wholesale and affiliate	11,162	11,272	10,880	11,162	10,880
Total	**13,497**	**13,531**	**12,881**	**13,497**	**12,881**
ARPU [(h)]					
Postpaid	$ 44.40	$ 45.13	$ 47.34	$ 45.70	$ 49.77
Postpaid phone	$ 50.44	$ 51.26	$ 54.10	$ 51.98	$ 57.09
Prepaid [(f)]	$ 37.15	$ 37.46	$ 38.48	$ 37.67	$ 34.46

NON-GAAP RECONCILIATION - ABPA* AND ABPU* (Unaudited)

(Millions, except accounts, connections, ABPA, and ABPU*)*

	Quarter To Date			Year To Date	
	3/31/18	12/31/17	3/31/17	3/31/18	3/31/17
ABPA*					
Postpaid service revenue	$ 4,270	$ 4,297	$ 4,493	$ 17,396	$ 18,677
Add: Installment plan and non-operating lease billings	368	379	343	1,512	1,172
Add: Equipment rentals	1,136	1,047	842	4,048	3,295
Total for postpaid connections	**$ 5,774**	**$ 5,723**	**$ 5,678**	**$ 22,956**	**$ 23,144**
Average postpaid accounts (in thousands)	11,259	11,193	11,405	11,260	11,378
Postpaid ABPA* [(i)]	$ 171.38	$ 170.39	$ 165.92	$ 169.99	$ 169.51

	Quarter To Date			Year To Date	
	3/31/18	12/31/17	3/31/17	3/31/18	3/31/17
Postpaid phone ABPU*					
Postpaid phone service revenue	$ 4,048	$ 4,069	$ 4,228	$ 16,463	$ 17,578
Add: Installment plan and non-operating lease billings	324	335	309	1,349	1,061
Add: Equipment rentals	1,126	1,037	829	4,003	3,240
Total for postpaid phone connections	**$ 5,498**	**$ 5,441**	**$ 5,366**	**$ 21,815**	**$ 21,879**
Postpaid average phone connections (in thousands)	26,754	26,461	26,053	26,394	25,659
Postpaid phone ABPU* [(j)]	$ 68.51	$ 68.54	$ 68.66	$ 68.88	$ 71.06

[(a)] During the three-month period ended March 31, 2018, a non-Sprint branded postpaid offering was introduced allowing prepaid customers to purchase a device under our installment billing program. As a result of the extension of credit, approximately 167,000 prepaid subscribers were migrated from the prepaid subscriber base into the postpaid subscriber base. In addition, net subscriber additions under the non-Sprint branded postpaid offering were 44,000 during the three-month period ended March 31, 2018.

[(b)] Sprint is no longer reporting Lifeline subscribers due to regulatory changes resulting in tighter program restrictions. We have excluded them from our customer base for all periods presented, including our Assurance Wireless prepaid brand and subscribers through our wholesale MVNOs.

[(c)] As part of the Shentel transaction, 186,000 and 92,000 subscribers were transferred from postpaid and prepaid, respectively, to affiliates, of which 18,000 prepaid subscribers were subsequently excluded from our customer base as a result of the Lifeline regulatory change as noted in (b) above. An additional 270,000 of nTelos' subscribers are now part of our affiliate relationship with Shentel and are being reported in wholesale and affiliate subscribers beginning with the quarter ended June 30, 2016. In addition, during the three-month period ended June 30, 2017, 17,000 and 4,000 subscribers were transferred from postpaid and prepaid, respectively, to affiliates and, during the three-month period ended March 31, 2018, 29,000 and 11,000 subscribers were transferred from postpaid and prepaid, respectively, to affiliates as a result of the transfer of additional subscribers to Shentel.

[(d)] During the three-month period ended June 30, 2017, 2,000 Wi-Fi connections were adjusted from the postpaid subscriber base.

[(e)] During the three-month period ended September 30, 2017, the Prepaid Data Share platform It's On was decommissioned as the Company continues to focus on higher value contribution offerings resulting in a 49,000 reduction to prepaid end of period subscribers.

[(f)] During the three-month period ended December 31, 2016, the Company aligned all prepaid brands, excluding Assurance Wireless but including prepaid affiliate subscribers, under one churn and retention program. As a result of this change, end of period prepaid and affiliate subscribers as of December 31, 2016 were reduced by 1,234,000 and 21,000, respectively.

[(g)] During the three-month period ended December 31, 2017, prepaid end of period subscribers increased by 169,000 in conjunction with the PRWireless HoldCo, LLC joint venture.

[(h)] ARPU is calculated by dividing service revenue by the sum of the monthly average number of connections in the applicable service category. Changes in average monthly service revenue reflect connections for either the postpaid or prepaid service category who change rate plans, the level of voice and data usage, the amount of service credits which are offered to connections, plus the net effect of average monthly revenue generated by new connections and deactivating connections. Postpaid phone ARPU represents revenues related to our postpaid phone connections.

[(i)] Postpaid ABPA* is calculated by dividing postpaid service revenue earned from postpaid customers plus billings from installment plans and non-operating leases, as well as equipment rentals, by the sum of the monthly average number of postpaid accounts during the period. Installment plan billings represent the substantial majority of the total billings in the table above for all periods presented.

[(j)] Postpaid phone ABPU* is calculated by dividing service revenue earned from postpaid phone customers plus billings from installment plans and non-operating leases, as well as equipment rentals, by the sum of the monthly average number of postpaid phone connections during the period. Installment plan billings represent the substantial majority of the total billings in the table above for all periods presented.

Wireless Device Financing Summary (Unaudited)
(Millions, except sales, connections, and leased devices in property, plant and equipment)

		Quarter To Date				Year To Date	
		3/31/18	12/31/17	3/31/17		3/31/18	3/31/17
Postpaid activations (in thousands)		3,737	4,874	3,471		16,196	15,298
Postpaid activations financed		84%	84%	82%		85%	76%
Postpaid activations - operating leases		70%	72%	42%		67%	42%
Installment plans							
Installment sales financed	$	214	$ 276	$ 696	$	1,311	$ 2,884
Installment billings	$	342	$ 353	$ 343	$	1,436	$ 1,172
Installment receivables, net	$	1,149	$ 1,383	$ 1,764	$	1,149	$ 1,764
Equipment rentals and depreciation - equipment rentals							
Equipment rentals	$	1,136	$ 1,047	$ 842	$	4,048	$ 3,295
Depreciation - equipment rentals	$	1,060	$ 990	$ 911	$	3,792	$ 3,116
Leased device additions							
Cash paid for capital expenditures - leased devices	$	1,928	$ 2,468	$ 1,080	$	7,461	$ 4,976
Leased devices							
Leased devices in property, plant and equipment, net	$	6,012	$ 5,683	$ 4,162	$	6,012	$ 4,162
Leased device units							
Leased devices in property, plant and equipment (units in thousands)		14,543	14,002	11,888		14,543	11,888
Leased device and receivables financings net proceeds							
Proceeds	$	-	$ 1,125	$ 100	$	2,679	$ 1,155
Repayments		(555)	(598)	(414)		(2,574)	(1,069)
Net (repayments) proceeds of financings related to devices and receivables	$	(555)	$ 527	$ (314)	$	105	$ 86

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
(Millions, except per share data)

		Quarter To Date			Year To Date	
	3/31/18		12/31/17	3/31/17	3/31/18	3/31/17
Net operating revenues						
Service revenue	$ 5,866	$	5,930 $	6,116	$ 23,834 $	25,368
Equipment sales	1,081		1,262	1,581	4,524	4,684
Equipment rentals	1,136		1,047	842	4,048	3,295
Total net operating revenues	**8,083**		**8,239**	**8,539**	**32,406**	**33,347**
Net operating expenses						
Cost of services (exclusive of depreciation and amortization below)	1,661		1,733	1,736	6,801	7,861
Cost of equipment sales	1,487		1,673	1,980	6,109	6,583
Cost of equipment rentals (exclusive of depreciation below)	146		123	141	493	975
Selling, general and administrative	2,028		2,108	2,002	8,087	7,994
Depreciation - network and other	1,015		987	960	3,976	3,982
Depreciation - equipment rentals	1,060		990	911	3,792	3,116
Amortization	184		196	239	812	1,052
Other, net	266		(298)	100	(391)	20
Total net operating expenses	7,847		7,512	8,069	29,679	31,583
Operating income	**236**		**727**	**470**	**2,727**	**1,764**
Interest expense	(576)		(581)	(631)	(2,365)	(2,495)
Other (expense) income, net	(9)		(42)	27	(59)	(40)
(Loss) income before income taxes	**(349)**		**104**	**(134)**	**303**	**(771)**
Income tax benefit (expense)	412		7,052	(149)	7,074	(435)
Net income (loss)	**63**		**7,156**	**(283)**	**7,377**	**(1,206)**
Less: Net loss attributable to noncontrolling interests	6		6	-	12	-
Net income (loss) attributable to Sprint Corporation	$ 69	$	7,162 $	(283)	$ 7,389 $	(1,206)
Basic net income (loss) per common share	$ 0.02	$	1.79 $	(0.07)	$ 1.85 $	(0.30)
Diluted net income (loss) per common share	$ 0.02	$	1.76 $	(0.07)	$ 1.81 $	(0.30)
Weighted average common shares outstanding	4,004		4,001	3,988	3,999	3,981
Diluted weighted average common shares outstanding	4,055		4,061	3,988	4,078	3,981
Effective tax rate	**118.1%**		**-6,780.8%**	**-111.2%**	**-2,334.7%**	**-56.4%**

NON-GAAP RECONCILIATION - NET INCOME (LOSS) TO ADJUSTED EBITDA* (Unaudited)
(Millions)

		Quarter To Date			Year To Date	
	3/31/18		12/31/17	3/31/17	3/31/18	3/31/17
Net income (loss)	$ 63	$	7,156 $	(283)	$ 7,377 $	(1,206)
Income tax (benefit) expense	(412)		(7,052)	149	(7,074)	435
(Loss) income before income taxes	**(349)**		**104**	**(134)**	**303**	**(771)**
Other expense (income), net	9		42	(27)	59	40
Interest expense	576		581	631	2,365	2,495
Operating income	**236**		**727**	**470**	**2,727**	**1,764**
Depreciation - network and other	1,015		987	960	3,976	3,982
Depreciation - equipment rentals	1,060		990	911	3,792	3,116
Amortization	184		196	239	812	1,052
EBITDA* [1]	**2,495**		**2,900**	**2,580**	**11,307**	**9,914**
Loss (gain) from asset dispositions, exchanges, and other, net [2]	189		-	-	(115)	(326)
Severance and exit costs [3]	67		13	36	80	66
Contract terminations [4]	-		-	27	(5)	140
Litigation and other contingencies [5]	10		(260)	37	(305)	140
Hurricanes [6]	7		66	-	107	-
Adjusted EBITDA* [1]	**$ 2,768**	**$**	**2,719 $**	**2,680**	**$ 11,069 $**	**9,934**
Adjusted EBITDA margin*	**47.2%**		**45.9%**	**43.8%**	**46.4%**	**39.2%**

Selected items:

Cash paid for capital expenditures - network and other	$ 780	$	696 $	529	$ 3,319 $	1,950
Cash paid for capital expenditures - leased devices	$ 1,928	$	2,468 $	1,080	$ 7,461 $	4,976

WIRELESS STATEMENTS OF OPERATIONS (Unaudited)
(Millions)

	Quarter To Date				Year To Date	
	3/31/18	12/31/17	3/31/17		3/31/18	3/31/17
Net operating revenues						
Service revenue						
Postpaid	$ 4,270	$ 4,297	$ 4,493	$	17,396	$ 18,677
Prepaid [7]	989	993	982		3,971	4,078
Wholesale, affiliate and other [7]	314	329	269		1,198	1,053
Total service revenue	5,573	5,619	5,744		22,565	23,808
Equipment sales	1,081	1,262	1,581		4,524	4,684
Equipment rentals	1,136	1,047	842		4,048	3,295
Total net operating revenues	**7,790**	**7,928**	**8,167**		**31,137**	**31,787**
Net operating expenses						
Cost of services (exclusive of depreciation and amortization below)	1,401	1,466	1,448		5,701	6,674
Cost of equipment sales	1,487	1,673	1,980		6,109	6,583
Cost of equipment rentals (exclusive of depreciation below)	146	123	141		493	975
Selling, general and administrative	1,947	2,024	1,944		7,782	7,741
Depreciation - network and other	968	931	911		3,768	3,779
Depreciation - equipment rentals	1,060	990	911		3,792	3,116
Amortization	184	196	239		812	1,052
Other, net	258	16	91		(35)	(1)
Total net operating expenses	7,451	7,419	7,665		28,422	29,919
Operating income	$ 339	$ 509	$ 502	$	2,715	$ 1,868

WIRELESS NON-GAAP RECONCILIATION (Unaudited)
(Millions)

	Quarter To Date				Year To Date	
	3/31/18	12/31/17	3/31/17		3/31/18	3/31/17
Operating income	$ 339	$ 509	$ 502	$	2,715	$ 1,868
Loss (gain) from asset dispositions, exchanges, and other, net [2]	189	-	-		(115)	(326)
Severance and exit costs [3]	59	4	27		58	45
Contract terminations [4]	-	-	27		(5)	140
Litigation and other contingencies [5]	10	63	37		73	140
Hurricanes [6]	7	66	-		107	-
Depreciation - network and other	968	931	911		3,768	3,779
Depreciation - equipment rentals	1,060	990	911		3,792	3,116
Amortization	184	196	239		812	1,052
Adjusted EBITDA* [1]	**$ 2,816**	**$ 2,759**	**$ 2,654**	**$**	**11,205**	**$ 9,814**
Adjusted EBITDA margin*	**50.5%**	**49.1%**	**46.2%**		**49.7%**	**41.2%**
Selected items:						
Cash paid for capital expenditures - network and other	$ 681	$ 565	$ 468	$	2,760	$ 1,591
Cash paid for capital expenditures - leased devices	$ 1,928	$ 2,468	$ 1,080	$	7,461	$ 4,976

WIRELINE STATEMENTS OF OPERATIONS (Unaudited)
(Millions)

	Quarter To Date			Year To Date	
	3/31/18	12/31/17	3/31/17	3/31/18	3/31/17
Net operating revenues	**344**	**393**	**480**	**1,579**	**2,043**
Net operating expenses					
Cost of services (exclusive of depreciation and amortization below)	316	352	402	1,427	1,686
Selling, general and administrative	76	71	49	270	238
Depreciation and amortization	50	55	47	205	195
Other, net	9	(314)	8	(300)	21
Total net operating expenses	451	164	506	1,602	2,140
Operating (loss) income	**$ (107) $**	**229 $**	**(26)**	**$ (23) $**	**(97)**

WIRELINE NON-GAAP RECONCILIATION (Unaudited)
(Millions)

	Quarter To Date			Year To Date	
	3/31/18	12/31/17	3/31/17	3/31/18	3/31/17
Operating (loss) income	**$ (107) $**	**229 $**	**(26)**	**$ (23) $**	**(97)**
Loss from asset dispositions, exchanges, and other, net [2]	1	-	-	1	-
Severance and exit costs [3]	8	9	8	22	21
Litigation and other contingencies [5]	-	(323)	-	(323)	-
Depreciation and amortization	50	55	47	205	195
Adjusted EBITDA*	**$ (48) $**	**(30) $**	**29**	**$ (118) $**	**119**
Adjusted EBITDA margin*	**-14.0%**	**-7.6%**	**6.0%**	**-7.5%**	**5.8%**
Selected items:					
Cash paid for capital expenditures - network and other	$ 34 $	30 $	19	$ 166 $	94

CONDENSED CONSOLIDATED CASH FLOW INFORMATION (Unaudited)
(Millions)

	Year To Date	
	3/31/18	3/31/17
Operating activities		
Net income (loss)	$ 7,377	$ (1,206)
Depreciation and amortization	8,580	8,150
Provision for losses on accounts receivable	362	555
Share-based and long-term incentive compensation expense	182	93
Deferred income tax (benefit) expense	(7,119)	433
Gains from asset dispositions and exchanges	(479)	(354)
Loss on early extinguishment of debt	65	-
Amortization of long-term debt premiums, net	(158)	(302)
Loss on disposal of property, plant and equipment	868	509
Contract terminations	(5)	111
Deferred purchase price from sale of receivables	(1,140)	(10,498)
Other changes in assets and liabilities:		
Accounts and notes receivable	83	(1,017)
Inventories and other current assets	705	457
Accounts payable and other current liabilities	57	(365)
Non-current assets and liabilities, net	271	(308)
Other, net	413	452
Net cash provided by (used in) operating activities	**10,062**	**(3,290)**
Investing activities		
Capital expenditures - network and other	(3,319)	(1,950)
Capital expenditures - leased devices	(7,461)	(4,976)
Expenditures relating to FCC licenses	(115)	(83)
Change in short-term investments, net	3,090	(5,444)
Proceeds from sales of assets and FCC licenses	527	219
Proceeds from deferred purchase price from sale of receivables	1,140	10,498
Other, net	3	41
Net cash used in investing activities	**(6,135)**	**(1,695)**
Financing activities		
Proceeds from debt and financings	8,529	10,966
Repayments of debt, financing and capital lease obligations	(8,518)	(5,417)
Debt financing costs	(93)	(358)
Call premiums paid on debt redemptions	(131)	-
Other, net	3	95
Net cash (used in) provided by financing activities	**(210)**	**5,286**
Net increase in cash, cash equivalents and restricted cash	**3,717**	**301**
Cash, cash equivalents and restricted cash, beginning of period	**2,942**	**2,641**
Cash, cash equivalents and restricted cash, end of period	**$ 6,659**	**$ 2,942**

RECONCILIATION TO CONSOLIDATED FREE CASH FLOW* (NON-GAAP) (Unaudited)
(Millions)

	Quarter To Date			Year To Date	
	3/31/18	12/31/17	3/31/17	3/31/18	3/31/17
Net cash provided by (used in) operating activities	$ 2,653	$ 2,683	$ (523)	$ 10,062	$ (3,290)
Capital expenditures - network and other	(780)	(696)	(529)	(3,319)	(1,950)
Capital expenditures - leased devices	(1,928)	(2,468)	(1,080)	(7,461)	(4,976)
Expenditures relating to FCC licenses, net	(23)	(73)	(37)	(115)	(83)
Proceeds from sales of assets and FCC licenses	160	149	93	527	219
Proceeds from deferred purchase price from sale of receivables	231	269	2,476	1,140	10,498
Other investing activities, net	2	6	(6)	6	103
Free cash flow*	**$ 315**	**$ (130)**	**$ 394**	**$ 840**	**$ 521**
Net (repayments) proceeds of financings related to devices and receivables	(555)	527	(314)	105	86
Adjusted free cash flow*	**$ (240)**	**$ 397**	**$ 80**	**$ 945**	**$ 607**

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)
(Millions)

	3/31/18	3/31/17
ASSETS		
Current assets		
Cash and cash equivalents	$ 6,610	$ 2,870
Short-term investments	2,354	5,444
Accounts and notes receivable, net	3,711	4,138
Device and accessory inventory	1,003	1,064
Prepaid expenses and other current assets	575	601
Total current assets	14,253	14,117
Property, plant and equipment, net	19,925	19,209
Goodwill	6,586	6,579
FCC licenses and other	41,309	40,585
Definite-lived intangible assets, net	2,465	3,320
Other assets	921	1,313
Total assets	**$ 85,459**	**$ 85,123**
LIABILITIES AND EQUITY		
Current liabilities		
Accounts payable	$ 3,409	$ 3,281
Accrued expenses and other current liabilities	3,962	4,141
Current portion of long-term debt, financing and capital lease obligations	3,429	5,036
Total current liabilities	10,800	12,458
Long-term debt, financing and capital lease obligations	37,463	35,878
Deferred tax liabilities	7,294	14,416
Other liabilities	3,483	3,563
Total liabilities	**59,040**	**66,315**
Stockholders' equity		
Common stock	40	40
Paid-in capital	27,884	27,756
Accumulated deficit	(1,332)	(8,584)
Accumulated other comprehensive loss	(236)	(404)
Total stockholders' equity	26,356	18,808
Noncontrolling interests	63	-
Total equity	26,419	18,808
Total liabilities and equity	**$ 85,459**	**$ 85,123**

NET DEBT* (NON-GAAP) (Unaudited)
(Millions)

	3/31/18	3/31/17
Total debt	$ 40,892	$ 40,914
Less: Cash and cash equivalents	(6,610)	(2,870)
Less: Short-term investments	(2,354)	(5,444)
Net debt*	**$ 31,928**	**$ 32,600**

SCHEDULE OF DEBT (Unaudited)
(Millions)

ISSUER	MATURITY	3/31/18 PRINCIPAL
Sprint Corporation		
7.25% Senior notes due 2021	09/15/2021	$ 2,250
7.875% Senior notes due 2023	09/15/2023	4,250
7.125% Senior notes due 2024	06/15/2024	2,500
7.625% Senior notes due 2025	02/15/2025	1,500
7.625% Senior notes due 2026	03/01/2026	1,500
Sprint Corporation		**12,000**
Sprint Spectrum Co LLC, Sprint Spectrum Co II LLC, and Sprint Spectrum Co III LLC		
3.36% Senior secured notes due 2021	09/20/2021	3,063
4.738% Senior secured notes due 2025	03/20/2025	2,100
5.152% Senior secured notes due 2028	03/20/2028	1,837
Sprint Spectrum Co LLC, Sprint Spectrum Co II LLC, and Sprint Spectrum Co III LLC		**7,000**
Sprint Communications, Inc.		
Export Development Canada secured loan	12/17/2019	300
9% Guaranteed notes due 2018	11/15/2018	1,753
7% Guaranteed notes due 2020	03/01/2020	1,000
7% Senior notes due 2020	08/15/2020	1,500
11.5% Senior notes due 2021	11/15/2021	1,000
9.25% Secured debentures due 2022	04/15/2022	200
6% Senior notes due 2022	11/15/2022	2,280
Sprint Communications, Inc.		**8,033**
Sprint Capital Corporation		
6.9% Senior notes due 2019	05/01/2019	1,729
6.875% Senior notes due 2028	11/15/2028	2,475
8.75% Senior notes due 2032	03/15/2032	2,000
Sprint Capital Corporation		**6,204**
Credit facilities		
PRWireless secured term loan	06/28/2020	182
Secured equipment credit facilities	2020 - 2021	527
Secured term loan	02/03/2024	3,960
Credit facilities		**4,669**
Accounts receivable facility	11/18/2019	**2,411**
Financing obligations	08/31/2021	**150**
Capital leases and other obligations	2018 - 2026	**536**
Total principal		**41,003**
Net premiums and debt financing costs		**(111)**
Total debt		**$ 40,892**

NOTES TO THE FINANCIAL INFORMATION (Unaudited)

(1) As more of our customers elect to lease a device rather than purchasing one under our subsidized program, there is a significant positive impact to EBITDA* and Adjusted EBITDA* from direct channel sales primarily due to the fact the cost of the device is not recorded as cost of equipment sales but rather is depreciated over the customer lease term. Under our device leasing program for the direct channel, devices are transferred from inventory to property and equipment and the cost of the leased device is recognized as depreciation expense over the customer lease term to an estimated residual value. The customer payments are recognized as revenue over the term of the lease. Under our subsidized program, the cash received from the customer for the device is recognized as revenue from equipment sales at the point of sale and the cost of the device is recognized as cost of equipment sales. During the three and twelve-month periods ended March 31, 2018, we leased devices through our Sprint direct channels totaling approximately $1,213 million and $4,884 million, respectively, which would have increased cost of equipment sales and reduced EBITDA* if they had been purchased under our subsidized program.

The impact to EBITDA* and Adjusted EBITDA* resulting from the sale of devices under our installment billing program is generally neutral except for the impact from the time value of money element related to the imputed interest on the installment receivable.

(2) During the fourth and first quarters of fiscal year 2017, the company recorded losses on dispositions of assets primarily related to cell site construction and network development costs that are no longer relevant as a result of changes in the company's network plans. Additionally, the company recorded a pre-tax non-cash gain related to spectrum swaps with other carriers. During the third quarter of fiscal year 2016, the company recorded losses on dispositions of assets primarily related to cell site construction and network development costs that are no longer relevant as a result of changes in the company's network plans. During the second quarter of fiscal year 2016 the company recorded a pre-tax non-cash gain of $354 million related to spectrum swaps with other carriers.

(3) Severance and exit costs consist of lease exit costs primarily associated with tower and cell sites, access exit costs related to payments that will continue to be made under the company's backhaul access contracts for which the company will no longer be receiving any economic benefit, and severance costs associated with reduction in its work force.

(4) During the first quarter of fiscal year 2017, we recorded a $5 million gain due to reversal of a liability recorded in relation to the termination of our relationship with General Wireless Operations, Inc. (Radio Shack). During the fourth quarter of fiscal year 2016, we terminated our relationship with Radio Shack and incurred net contract termination charges of approximately $27 million primarily related to cash termination payments and write-downs of leasehold improvements at associated retail stores that were shut down as of March 31, 2017. During the first quarter of fiscal year 2016, contract terminations primarily relate to the termination of our pre-existing wholesale arrangement with NTELOS Holding Corp.

(5) During the fourth, third and first quarters of fiscal year 2017, litigation and other contingencies consist of reductions associated with legal settlements or favorable developments in pending legal proceedings as well as non-recurring charges of $51 million related to a regulatory fee matter. During the fourth and second quarters of fiscal year 2016, litigation and other contingencies consist of unfavorable developments associated with legal matters as well as federal and state matters such as sales, use or property taxes.

(6) During the fourth, third and second quarters of fiscal year 2017 we recorded estimated hurricane-related charges of $7 million, $66 million and $34 million, respectively, consisting of customer service credits, incremental roaming costs, network repairs and replacements.

(7) Sprint is no longer reporting Lifeline subscribers due to recent regulatory changes resulting in tighter program restrictions. We have excluded them from our customer base for all periods presented, including our Assurance Wireless prepaid brand and subscribers through our wholesale Lifeline mobile virtual network operators (MVNO). The table reflects the reclassification of the related Assurance Wireless prepaid revenue from Prepaid service revenue to Wholesale, affiliate and other revenue of $85 million and $360 million for the three and twelve-month periods ended March 31, 2017, respectively. Revenue associated with subscribers through our wholesale Lifeline MVNO's continue to remain in Wholesale, affiliate and other revenue following this change.

*FINANCIAL MEASURES

Sprint provides financial measures determined in accordance with GAAP and adjusted GAAP (non-GAAP). The non-GAAP financial measures reflect industry conventions, or standard measures of liquidity, profitability or performance commonly used by the investment community for comparability purposes. These measurements should be considered in addition to, but not as a substitute for, financial information prepared in accordance with GAAP. We have defined below each of the non-GAAP measures we use, but these measures may not be synonymous to similar measurement terms used by other companies.

Sprint provides reconciliations of these non-GAAP measures in its financial reporting. Because Sprint does not predict special items that might occur in the future, and our forecasts are developed at a level of detail different than that used to prepare GAAP-based financial measures, Sprint does not provide reconciliations to GAAP of its forward-looking financial measures.

The measures used in this release include the following:

EBITDA is operating income/(loss) before depreciation and amortization. **Adjusted EBITDA** is **EBITDA** excluding severance, exit costs, and other special items. **Adjusted EBITDA Margin** represents Adjusted EBITDA divided by non-equipment net operating revenues for Wireless and Adjusted EBITDA divided by net operating revenues for Wireline. We believe that Adjusted EBITDA and Adjusted EBITDA Margin provide useful information to investors because they are an indicator of the strength and performance of our ongoing business operations. While depreciation and amortization are considered operating costs under GAAP, these expenses primarily represent non-cash current period costs associated with the use of long-lived tangible and definite-lived intangible assets. Adjusted EBITDA and Adjusted EBITDA Margin are calculations commonly used as a basis for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the telecommunications industry.

Postpaid ABPA is average billings per account and calculated by dividing postpaid service revenue earned from postpaid customers plus billings from installment plans and non-operating leases, as well as equipment rentals, by the sum of the monthly average number of postpaid accounts during the period. We believe that ABPA provides useful information to investors, analysts and our management to evaluate average postpaid customer billings per account as it approximates the expected cash collections, including billings from installment plans and non-operating leases, as well as equipment rentals, per postpaid account each month.

Postpaid Phone ABPU is average billings per postpaid phone user and calculated by dividing service revenue earned from postpaid phone customers plus billings from installment plans and non-operating leases, as well as equipment rentals by the sum of the monthly average number of postpaid phone connections during the period. We believe that ABPU provides useful information to investors, analysts and our management to evaluate average postpaid phone customer billings as it approximates the expected cash collections, including billings from installment plans and non-operating leases, as well as equipment rentals, per postpaid phone user each month.

Free Cash Flow is the cash provided by operating activities less the cash used in investing activities other than short-term investments and equity method investments. **Adjusted Free Cash Flow** is **Free Cash Flow** plus the proceeds from device financings and sales of receivables, net of repayments. We believe that Free Cash Flow and Adjusted Free Cash Flow provide useful information to investors, analysts and our management about the cash generated by our core operations and net proceeds obtained to fund certain leased devices, respectively, after interest and dividends, if any, and our ability to fund scheduled debt maturities and other financing activities, including discretionary refinancing and retirement of debt and purchase or sale of investments.

Net Debt is consolidated debt, including current maturities, less cash and cash equivalents and short-term investments. We believe that Net Debt provides useful information to investors, analysts and credit rating agencies about the capacity of the company to reduce the debt load and improve its capital structure.

SAFE HARBOR

This release includes "forward-looking statements" within the meaning of the securities laws. The words "may," "could," "should," "estimate," "project," "forecast," "intend," "expect," "anticipate," "believe," "target," "plan", "outlook," "providing guidance," and similar expressions are intended to identify information that is not historical in nature. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to our network, cost reductions, connections growth, and liquidity; and statements expressing general views about future operating results — are forward-looking statements. Forward-looking statements are estimates and projections reflecting management's judgment based on currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. With respect to these forward-looking statements, management has made assumptions regarding, among other things, the development and deployment of new technologies and services; efficiencies and cost savings of new technologies and services; customer and network usage; connection growth and retention; service, speed, coverage and quality; availability of devices; availability of various financings, including any leasing transactions; the timing of various events and the economic environment. Sprint believes these forward-looking statements are reasonable; however, you should not place undue reliance on forward-looking statements, which are based on current expectations and speak only as of the date when made. Sprint undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our company's historical experience and our present expectations or projections. Factors that might cause such differences include, but are not limited to, those discussed in Sprint Corporation's Annual Report on Form 10-K for the fiscal year ended March 31, 2017, and, when filed, its Annual Report on Form 10-K for the fiscal year ended March 31, 2018. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

About Sprint:

Sprint (NYSE: S) is a communications services company that creates more and better ways to connect its customers to the things they care about most. Sprint served 54.6 million connections as of March 31, 2018 and is widely recognized for developing, engineering and deploying innovative technologies, including the first wireless 4G service from a national carrier in the United States; leading no-contract brands including Virgin Mobile USA, Boost Mobile, and Assurance Wireless; instant national and international push-to-talk capabilities; and a global Tier 1 Internet backbone. Today, Sprint's legacy of innovation and service continues with an increased investment to dramatically improve coverage, reliability, and speed across its nationwide network and commitment to launching the first 5G mobile network in the U.S. You can learn more and visit Sprint at www.sprint.com or www.facebook.com/sprint and www.twitter.com/sprint.